SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

As requested by Official Letters No. 213/2023-SLS and No. 30/2023/CVM/SEP/GEA-2, issued respectively by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Comissão de Valores Mobiliários (“CVM”) on the present date, Ambev S.A. (“Company”) informs the following.

B3 Official Letter No. 231/2023-SLS:

We transcribe below the inquiry B3 sent to the Company through Official Letter No. 213/2023-SLS, in light of the Cooperation Agreement executed with CVM:

“In view of the latest oscillations registered with the shares issued by this company, the number of trades and the amount negotiated, as set forth below, we request that it is informed, until February 2nd, 2023, if there is any fact of your knowledge that can justify them.”

Common Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Oscil. %	Neg. No.	Quantity	Volume (R$)
01/19/2023	13,67	13,55	13,85	13,67	13,64	-1,01	51.762	51.799.200	707.954.153,00
01/20/2023	13,55	13,37	13,64	13,52	13,53	-0,80	45.775	33.626.000	454.545.035,00
01/23/2023	13,56	13,36	13,68	13,45	13,42	-0,81	66.812	29.938.500	402.821.879,00
01/24/2023	13,42	13,34	13,61	13,50	13,61	1,41	23.283	17.822.600	240.615.368,00
01/25/2023	13,55	13,47	13,74	13,64	13,71	0,73	41.502	22.021.000	300.338.311,00
01/26/2023	13,70	13,53	13,85	13,70	13,74	0,21	20.507	22.793.400	312.228.258,00
01/27/2023	13,75	13,59	13,75	13,66	13,65	-0,65	22.377	23.904.300	326.426.881,00
01/30/2023	13,69	13,44	13,70	13,54	13,53	-0,87	61.493	32.850.700	444.908.811,00
01/31/2023	13,62	13,50	13,74	13,62	13,66	0,96	33.338	35.608.800	485.072.942,00
01/01/2023*	13,64	13,00	13,73	13,22	13,05	-4,46	31.701	55.917.000	739.653.477,00

*Updated until 13:15pm

CVM Official Letter No. 30/2023/CVM/SEP/GEA-2:

We transcribe below the inquiry CVM sent to the Company through Official Letter No. 30/2023/CVM/SEP/GEA-2:

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“1. We refer to the news published on Veja magazine website on 02/01/2023 entitled “Bar fight: the suspicion of breweries about Ambev's billionaire hole", with the following content:

Bar fight: the suspicion of breweries about Ambev's billionaire hole

By Victor Irajá Updated on Feb 1, 2023, 2:24 pm - Published on Feb 1, 2023,

10:32 am

The inconsistencies in the financial statements that make Americanas play a central role at a financial scandal may also be present at Ambev, another company under the umbrella of the trio of billionaires Jorge Paulo Lemann, Marcel Telles and Carlos Alberto Sicupira, partners at 3G Capital. This statement comes from the Brazilian Association of the Beer Industry (CervBrasil), which represents smaller breweries than Ambev. While the Americanas case involves a billionaire debt with banks, in the case of Ambev the debt would be with federal, state and municipal taxes, says the head of the Association. A study hired by CervBrasil points to an estimated hole in 30 billion reais in tax maneuvers. The association accuses the company of inflating the price of components necessary for the production of soft drink which are subject to exemption and generation of tax credits in the Manaus Free Trade Zone. Thus, the company accumulates, irregularly, more tax credits than it would be entitled to, embezzling the treasury and generating more profits. The study was carried out by AC Lacerda Consultancy. The general director of CervBrasil, Paulo Petroni, says that, at least since 2017, inspection reports from the Federal Revenue point to 'billions and billions of tax offenses committed by manufacturers of soft drink concentrates in the Free Zone of Manaus. Ambev's balance sheets, however, do not record this amount that is collected by the Federal Revenue Service. In a positioning sent to Radar Econômico, Ambev sent the following note, transcribed in full below: “Cervbrasil’s accusations have no grounds. We calculate all our tax credits strictly on the basis of law. Our financial statements comply with all regulatory and accounting rules, which include the transparency of the tax litigation. Ambev is among the 5 largest taxpayers in Brazil".

2. Regarding the content of the news, we require your statement as to the veracity of the information provided in the news, and, if so, we request additional clarification on the subject, as well as inform the reasons why it understood that the matter was not a Material Fact, under the terms of CVM Resolution No. 44/21.

3. The Company must also inform in which documents filed in the Empresas.NET System and in which Reference Form items can be obtained more information on the subject.”

Answers to the inquiries from B3 and CVM:

In response to the questions referred above, the Company informs that it is not aware of any material fact or act that is not of public knowledge and/or that should be disclosed to the market in accordance with the regulations in force in order to justify the latest oscillations.

2

With regards to the referred article, the Company informs that the allegations contained in such article have no grounds. The Company calculates its tax credits based on the applicable legislation, with the Company's financial statements being in accordance with legal and accounting rules, which include disclosure of information related to the Company's tax litigation.

More information on said disputes can be found in the documents disclosed to the market by the Company, including item 4.6 of Ambev's Reference Form[1] (Year 2021). Also, our Form 20-F[2] (Year 2021), Annual Financial Statements[3] (Year 2021) and Quarterly Financial Statements (ITR) related to the 3rd Quarter of 2022[4] also contain information on such disputes.

Finally, the Company reiterates, under the terms of articles 2nd and 3rd of CVM Resolution 44/21, its commitment to disclose any material fact that may significantly influence the price of its securities or the decision of investors to buy, sell, maintain or exercise any rights inherent to the condition of holder of securities issued by the Company or related to them.

São Paulo, February 1st, 2023.

Ambev S.A.

Lucas Machado Lira

Chief Financial and Investor Relations Officer

[1] Updated and filed with the CVM on 12/23/2022 (https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/5d704f36-5546-bd84-b7f3-fd7355a15b57?origin=1).

[2] Filed with the CVM on 03/18/2022 (https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/f51e4c55-c9ed-0344-60f8-9a9d9cdcb826?origin=1).

[3] Filed with the CVM on 02/23/2022 (https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/d2a8206f-c223-3ed0-4961-1440d1abc275? origin=1).

[4] Filed with the CVM on 10/27/2022 (https://api.mziq.com/mzfilemanager/v2/d/c8182463-4b7e-408c-9d0f-42797662435e/ef68bc75-6379-9a19-a6bb-076bb48e1cbf?origin=1).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer